TWENTY SERVICES, INC.

PO Box 527

Pell City, Alabama 35125-0527

Telephone: (205) 884-7932

FAX: (205) 884-7928

October 10, 2008

VIA EMAIL

Mr. Kevin W. Vaughn

Accounting Branch Chief

Ms. Brittany Ebbertt

Staff Accountant

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	TWENTY SERVICES, INC.

Form 10-K - Year ended December 31, 2007

Form 10-K/A - Year ended December 31, 2007

Form 10-Q - Quarter ended March 31, 2008

Form 10-Q/A - Quarter ended March 31, 2008

Form 10-Q - Quarter ended June 30, 2008

File # 000-08488

Dear Mr. Vaughn and Ms. Ebbertt:

Please consider this our response to your letter dated September 16, 2008 regarding the above referenced matters. As requested, we are providing responses to your comments as outlined in that letter and we will incorporate in our future filings of annual reports and Forms 10-Q, the revised disclosures set forth in our responses to your review of the same.

Reporting Status, General

1. You commented that we appear to qualify to report as a Smaller Reporting Company given the requirements in Release No. 33-8876.

Response:

We agree, and we will amend the cover page of Form 10-K for December 31, 2007 and 10-Qs for periods ending March 31, 2008 and June 30, 2008 to indicate that Twenty Services, Inc. is reporting as a Smaller Reporting Company.

Mr. Kevin Vaughn

Ms. Brittany Ebbertt

U.S. SEC

Page Two

Item 9A, Controls and Procedures, page 9

2. You have asked us to explain how we could conclude that disclosure controls and procedures were effective in light of management’s failure to provide its report on internal control over financial reporting.

Response:

In response to this comment, the Company’s Chief Executive Officer and Chief Financial Officer re-evaluated the effectiveness of the Company’s disclosure controls and procedures in light of the inadvertent omission of the “Management’s Annual Report on Internal Control over Financial Reporting” from the Company’s Form 10-K for the fiscal year ended December 31, 2007 and determined that the Company’s disclosure controls and procedures were not effective as of the end of the fiscal year ended December 31, 2007. The Company has taken steps to ensure that future Form 10-K filings contain the “Management’s Annual Report on Internal Control over Financial Reporting.”

In light of the foregoing, the Company will amend its Form 10-K for the fiscal year ended December 31, 2007 to reflect the above-discussed determination.

Independent Auditors’ Report, page F-2

3. You commented that the independent auditor’s report for year ending December 31, 2007 included in our Form 10-K\A was not dated.

Response:

We will further amend Form 10-K for the period ended December 31, 2007 to provide the date of the independent auditor’s report.

Form 10-Q\A for the quarter ended March 31, 2008

Recently Adopted Accounting Pronouncements

4. You commented that we have approximately $4 million in marketable securities as of March 31, 2008 that appear to qualify as a financial asset measured at fair value on a recurring basis under SFAS 157, which will require tabular disclosures per paragraph 32 of SFAS 157.

Mr. Kevin Vaughn

Ms. Brittany Ebbertt

U.S. SEC

Page Three

Response:

We intend to revise all future filings, beginning with our next Form 10-Q, to include the tabular disclosure requirements in paragraph 32 of SFAS 157.

Form 10-Q for the quarter ended June 30, 2008

5. You commented on footnote disclosures related to interim financial statements per Rule 8-03(b) of Regulation S-X.

Response:

In future filings, beginning with Form 10-Q for quarter ended September 30, 2008, we will include the appropriate footnote disclosures related to our interim statements.

Statement of Operations, page 3

6. You asked us to revise future filings to present our statement of operations for both the year-to-date period ending as of the most recent quarter and for the quarter-to-date three-month period ending as of the most recent quarter for both the current year and the prior year as required by Instruction 1 to Rule 8-03 of Regulation S-X.

Response:

Future filings of Form 10-Q, beginning with the period ended September 30, 2008, we will include both the year-to-date period for the most recent quarter (i.e., the nine months ended September 30) as well as the quarter-to-date three-month period ending as of the most recent quarter (i.e., the three months ended September 30) for both the current and prior year (i.e., 2008 and 2007) as required by Instruction 1 to Rule 8-03 of Regulation S-X.

Mr. Kevin Vaughn

Ms. Brittany Ebbertt

U.S. SEC

Page Four

Please let us know if this response addresses your concerns and comments in a satisfactory manner. If there are additional questions, please feel free to contact me or you may also communicate directly with Ms. Marla G. Lacey, Vice President, Associate General Counsel, American Equity Investment Life Insurance Company, at (515) 457-1941.

Regards,

/s/ Jack Bridges
Jack Bridges, EVP